Exhibit 3.1

THIRD AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

FIRST UNITED CORPORATION

The Amended and Restated Bylaws, as amended (the “Bylaws”), of First United Corporation, a Maryland corporation, are hereby amended by deleting SECTION 2 and SECTION 3 of ARTICLE II thereof in their entireties and substituting the following in lieu thereof:

SECTION 2. Number of Directors; Qualifications. The number of directors shall be three (3) or such other number, but not less than three (3) nor more than twenty-five (25), as may be designated from time to time by resolution of a majority of the entire Board of Directors. Except for the Chairman of the Board if he or she is concurrently serving as the Chief Executive Officer and/or the President, no person shall be eligible for election to the Board of Directors at any meeting of stockholders if such person is or will be 72 years of age or older at any time during the calendar year in which such meeting is to be held.

SECTION 3. Election and Term of Office. The Board of Directors shall be divided into classes as described in the Articles of Incorporation. Each Director shall hold office until the expiration of the term for which the Director is elected, except as otherwise stated in these Bylaws, and thereafter until his or her successor has been elected and qualifies. Election of Directors need not be by written ballot, unless required by these Bylaws. Except as otherwise provided in these Bylaws or permitted by Maryland law, directors of the Corporation shall be elected by the stockholders. If at any meeting of stockholders directors of more than one class are to be elected, each class of directors shall be elected in a separate election. In elections for directors, if a quorum is present, directors shall be elected by a “majority of votes cast” (as defined herein), unless the election is contested, in which case directors shall be elected by a plurality of the votes cast. An election shall be contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected. For the purpose of this SECTION 3, a “majority of votes cast” means that the number of shares voted “for” a director exceeds the number of votes cast “against” that director (which shall include any votes that are “withheld” for that director). Any incumbent director who is nominated for election and fails to receive the required vote for reelection shall promptly deliver to the Board of Directors an irrevocable offer to resign from the Board of Directors. The Board of Directors will consider such director’s offer to resign, taking into consideration any such factors that the Board of Directors deems relevant in deciding whether to accept such director’s resignation, including any recommendation of its Nominating and Corporate Governance Committee. Any director whose offer to resign is under consideration may not participate in any deliberation or vote of the Board of Directors (or committee thereof) regarding such offer, but may participate in the deliberation or vote of any other business transacted by the Board of Directors (or committee thereof). Within ninety (90) days after the date of certification of the election results, the Board of Directors will determine whether to accept or reject such director’s offer to resign. Notwithstanding the foregoing, in the event that no nominee for director receives the vote required pursuant to this SECTION 3, any and all directors may participate in the Board of Directors’ deliberation and vote regarding the directors’ offers to resign.